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                                                     Filed by: BSB Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: BSB Bancorp, Inc.
                                                     Commission File No. 0-17177

                               Rule 425 Filing


Filer:          BSB Bancorp, Inc.

Company:        BSB Bancorp, Inc.



Attached for submission to the Securities and Exchange Commission is a press release issued by BSB Bancorp, Inc. on April 20, 2000.
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THURSDAY APRIL 20, 8:50 AM EASTERN TIME

COMPANY PRESS RELEASE

BSB, NBT ANNOUNCE MERGER AGREEMENT

NORWICH, NY/BINGHAMTON, NY--(BUSINESS WIRE)--April 20, 2000--NBT Bancorp Inc.
(NBT) and BSB Bancorp, Inc. (BSB) today announced the signing of a definitive agreement to merge. This strategic alliance will create a bank holding company with assets of $4.7 billion and proforma market capitalization of approximately $539 million. The holding company will adopt a new name before the merger occurs.

Under the terms of the agreement, BSB stockholders will receive two shares of NBT common stock for each share of BSB held. The combined company's 15-seat board of directors will be made up of seven directors from BSB and six from NBT plus one from NBT's newly acquired Lake Ariel Bancorp, Inc. Pennsylvania subsidiary and one from the Pioneer America Holding Company Corp., subject to the closing of the merger of that company with NBT. The transaction will be a tax-free exchange of shares and will be accounted for as a pooling-of-interests. Based upon NBT's closing share price on April 19, 2000, the transaction values each BSB share at $24, a premium of 34 percent to BSB's closing share price on that date. The total transaction is valued at $251 million. Common stockholders of NBT will have ownership of approximately 53 percent of the combined company while BSB's common stockholders will own approximately 47 percent, assuming consummation of NBT's previously announced agreement to merge with Pioneer American Holding Company Corp.

As a result of the merger, the principal banking subsidiaries, NBT Bank and BSB Bank & Trust, will be combined to create one of the largest independent community banks in upstate New York. The new bank will serve 12 counties from more than 55 offices and over 100 ATMs. The resulting bank will adopt a new name prior to the merger. The combined company will have three direct operating subsidiaries including two community banks and a financial services company.

NBT Financial Services, Inc. was created in September of last year to concentrate on expanding NBT's menu of financial services beyond traditional bank product offerings. The company recently announced the acquisition of M. Griffith, Inc., a securities firm in Utica, NY, offering investment, financial advisory and asset-management services. Following the merger of NBT and BSB, the financial services company will be given a new name that correlates with the new holding company and bank names. Joe C. Minor will continue in his role as president of NBT Financial Services and

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will assume the position of its chief executive officer. This subsidiary, which will include the trust and investment division, will be based in Norwich, NY. The Trust and Investment Division will be managed by BSB senior vice president Douglas Johnson upon the previously announced retirement, at merger closing, of NBT executive vice president John Roberts.

LA Bank, whose corporate offices are located in Scranton, PA, joined NBT as a result of the merger with Lake Ariel Bancorp, Inc. on February 17, 2000. NBT has a definitive agreement to merge with Pioneer American Holding Company Corp., also based in northeastern Pennsylvania. NBT announced today that the Board of Governors of the Federal Reserve System and the State of Pennsylvania Department of Banking have given clearance to proceed with the merger. Upon completion of the Pioneer merger, which is subject to approval of the stockholders of NBT and Pioneer, LA Bank and Pioneer American Bank will be combined to form one of the largest independent community banks in northeastern Pennsylvania.

On July 1, 1999, BSB Bancorp acquired Skaneateles Bancorp expanding BSB's presence in the Syracuse area. Recently BSB Bank & Trust continued its expansion with the addition of its ninth Broome County branch office.

Daryl R. Forsythe, president and chief executive officer of NBT Bancorp, will become the chairman, president and chief executive officer of the combined company and William C. Craine, chairman of BSB Bancorp will become the vice chairman of the combined company and chairman of the executive committee. NBT Bank's president and chief operating officer, Martin A. Dietrich, will become the president and chief operating officer of the company's New York bank. Michael J. Chewens, executive vice president and chief financial officer of NBT Bancorp, will serve as chief financial officer for the combined company. Other members of the executive management teams at NBT and BSB will retain key roles including: Glenn R. Small and John R. Bradley, executive vice presidents of lending and Larry Denniston, senior vice president and corporate secretary.

The corporate offices of the combined company will be located in Binghamton. Other major bank functions will be conducted from the company's Norwich, Binghamton and Scranton locations following the merger.

It is estimated that the combined company will reduce its operating expenses by approximately $7 million annually. Upon the full implementation of these aforementioned cost savings, the transaction is anticipated to become accretive in 2001.

The merger, which has been unanimously approved by the boards of directors of NBT and BSB, is subject to standard regulatory and shareholder approvals and is expected to close in the fourth quarter of 2000.

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Daryl Forsythe commented, "This merger is a great strategic fit for NBT and BSB.
We offer similar products and services, and the markets we serve are contiguous. By far, the most important common ground we have is our community banking philosophy. Bringing these two successful companies together will create a solid foundation that will allow us to continue to deliver our brand of banking and financial services to our customers and communities in the years to come."

Thomas Thorn, acting president and chief executive officer for BSB, stated, "This is an exciting partnership for our two companies that better positions us to remain an independent, community-based organization. We will have the opportunity to continue offering our customers the high quality products and services they expect while reaching an extended market area and delivering new financial services to meet the expanding needs of the customer."

The companies have scheduled an investor teleconference on April 20, 2000 at 2:00 PM Eastern Standard Time. Details on how to access the teleconference can be obtained by contacting Rebecca Powell at NBT (607-337-6516) or Stephanie Garrison at BSB (607-779-3522).

The principal office of NBT is located in Norwich, NY. NBT is listed on the NASDAQ under the symbol NBTB. Its principal banking subsidiary, NBT Bank, N.A. conducts business from 36 offices in nine counties in central and northern New York.

The principal office of BSB is located in Binghamton, NY. BSB is listed on the NASDAQ under the symbol BSBN. Its banking subsidiary, BSB Bank & Trust, operates 22 offices in six counties in central New York and the Southern Tier.

Forward-Looking Information

This news release contains statements regarding the projected performance of NBT Bancorp and BSB Bancorp on a stand-alone and proforma combined basis. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the projections discussed in this release since such projections involve significant risks and uncertainties. Factors that might cause such differences include, but are not limited to: the timing of closing the proposed merger being delayed; competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas which NBT and BSB conduct their operations, being less favorable than expected; expected cost savings from the proposed merger not being fully realized or realized within the expected time frame; and legislation or regulatory changes which adversely affect the ability of the

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combined company to conduct its current or future operations. NBT and BSB disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

This document does not constitute an offer of any securities for sale.
Before making any decision with respect to the proposed merger, NBT and BSB stockholders will be provided with a joint proxy statement/prospectus which will be included in the registration statement to be filed with the Securities and Exchange Commission by NBT. All such stockholders should read that registration statement, including the proxy statement, before making any investment decision.

Contact:

     BSB Contact:
     Thomas Thorn
     607/779-2584
       or
     NBT Contact:
     Daryl R. Forsythe
     607/334-6416